Exhibit 99.1

Richmont Mines Continues to Intersect Significant Gold Mineralization at Island Gold Laterally and at Depth

Deep Drilling Program Intersects 20.38 g/t over 2.31 metres;
Lateral Drilling Intersects 31.19 g/t over 3.43 metres and 23.11 g/t over 3.54 metres
Potential to Extend Mine Life Laterally above the 860 metre Level;

TORONTO, Ontario, Canada, February 25, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is providing an update on the previously announced Island Gold exploration drilling program (Figure 1), which continues to demonstrate the significant potential of the Corporation’s cornerstone mine.

The overall program that commenced in September 2015 has four main objectives: 1) To test the near-mine potential to extend mine life laterally above the 860 metre level; 2) to follow up on gold intersections down plunge that support potential for an extension of the deposit between the 860 and 1,500 metre levels; 3) to test the east-west for lateral extensions beyond the known deposit; and 4) to test high-priority gold targets elsewhere across the prospective Island Gold property. Drilling initiatives are ongoing and it is expected that all drilling programs will now be completed late in the second quarter.

“Our drilling programs continue to intersect very favourable gold mineralization both along strike and at depth that provides increasing confidence in further extending the mine life beyond the current seven years and potentially support an expansion to 1,150 tonnes per day from the current 800 tonnes per day, as detailed in the recent Preliminary Economic Assessment (PEA). Our deep directional drilling program continues to confirm the higher-grade, wider mineralized zones at depth below the 1,000 metre level,” stated Renaud Adams, President and CEO. He continued, “We expect the current drilling programs will be completed in June, following which we will review the results to ensure our follow-up drilling program will continue to incorporate a very disciplined approach that supports resource growth and mine life extension.”

Highlights from the drilling to date (all results are reported with estimated true width unless otherwise indicated and high grade capped at 95 g/t) include:

Near-Mine Lateral Exploration (Figure 2)
Results to date from the near-mine lateral exploration program continue to demonstrate our increasing confidence in the potential to extend the Phase 1 mine life to the east and west of the main deposit area above the 860 metre level. The program of delineation and exploration drilling continues, utilizing one drill from the 620 metre level and the program is expected to be completed by June 2016. Drilling results presented in the December 21, 2015 press release were incorporated into the Corporation’s 2015 Mineral Reserves and Resources update.

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Approximately 19,300 metres (54 holes) of a planned 36,000 metres (5,000 metres (25 holes) from the 450 metre level and 31,000 metres (60 holes) from the 620 metre level) have been completed to date. Since the last update, the drilling program has focused on targets to the east that are proximal to the main deposit area defined in the PEA. Highlights, from five new holes completed in the Extension 2 area and one new hole located in the Extension 1 sector include:

  Hole 620-531-31: 23.11 g/t over 3.54 metres

  Hole 620-543-24: 6.47 g/t gold over 3.49 metres

  Hole 620-543-25: 8.77 g/t gold over 3.26 metres

  Hole 620-543-27: 8.74 g/t gold over 2.24 metres

  Hole 620-543-29: 7.81g/t over 2.34 metres

  Hole 620-543-30: 9.85 g/t over 2.31 metres

Deep Directional Drilling (Figure 3)
The deep directional drilling program was designed to test the down plunge extension of the deposit between the 860 and 1,500 metre levels and to follow-up on a single deep hole from surface that intersected 19.87 g/t over 3.93 metres at a depth of 1,200 metres. High grade gold continues to be intersected, with recent results including 20.38 g/t gold over 2.31 metres and 8.70 g/t gold over 11.93 metres (with an impressive 1,016 g/t over 0.26 metres) and confirms the interpreted high grade zone at depth. The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 10,500 metres (11 holes) of the planned 23,000 metres (30 holes) of drilling have been completed, including 3 pilot holes and 8 wedged holes. Currently 3 drills are on site and the directional program is expected to be completed in June 2016.

The 3 pilot holes were planned to intersect the upper end of the target area below the 860 metre level, with an additional 10 holes to be drilled from each of the pilot holes down to the 1,500 metre level. All holes drilled to date intersected the structure and increases the confidence in the down plunge extension of the main structural zone at a vertical depth of varying from 900 metres to 1,300 metres. Highlights include:

  Hole MH1-1: 20.38 g/t gold over 2.31 metres

  Hole MH3-2: 8.70 g/t gold over 11.93 metres

Eastern Lateral Exploration (Figure 4)
Results to date from the exploration program to the east of the main deposit area continue to demonstrate the potential to increase the resource inventory to the east of the mine. Currently, two drills (one from surface and the second from the 340 metre level) are working in this area and the program is expected to be completed in early March 2016.

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Approximately 11,300 metres (14 holes) of the planned 12,000 metres (7,000 metres (6 holes) from surface and 5,000 metres (10 holes) from the 340 metre level) have been completed to date with results indicating a potential extension of the system to the east, including an intercept of 31.19 g/t over 3.43 metres, located approximately 600 metres to the east of the main deposit and in close proximity to the previous high-grade intersection from Hole GD-620-01, confirming this new area of interest. All these intercepts are inside the direct lateral extension of the main mineralized zone (E1E), which is presently mined on the east side the second dyke. A second parallel mineralized zone is also present in this area. Highlights include:

  Hole GD-630-01: 31.19 g/t gold over 3.43 metres

  Hole GD-620-01: 8.37 g/t gold over 1.63 metres (core length) secondary zone parallel to the main zone already published (24.57 g/t over 1.26m true width)

  Hole GD-630-02: 11.90 g/t gold over 0.60 metres (partial results)

Western Lateral Exploration
Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) were completed as of the end of December, with no additional drilling completed since that time. Previously released results show potential extensions of the known deposit and compilation of previous results is in progress. With a previous intercept of 10.4 g/t over 3.19 metres at a vertical depth of 750 metres, the exploration drilling program to the west of the main deposit area provides additional confidence in the potential extension of the mineralized system to the west. The program is expected to be completed in June.

Regional Surface Exploration (Figure 5)
A 7,500 metre regional exploration program was initiated to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone. The program will also include drilling of previously identified, high-priority gold targets elsewhere on the highly prospective 77 km2 Island Gold property.

In January, the regional drilling was launched in the Maskinonge Lake fault area with approximately 1,290 meters (5 holes) completed to date. The objective of this drilling is to test the extension of a previous high grade gold intersection (19.70 g/t gold over 5.50 meters). Results were received from the first hole and anomalous gold values were intersected, warranting additional follow up. This drilling is part of a 5,000 metre regional drilling program outside the Island Gold and Kemzar Mine areas.

Drilling was also launched in the Kremzar Deposit area to test the extension of the previously mined, mineralized zone at depth. To date, 1,756 metres (2 holes) of a 2,500 metres (3 holes) planned drilling program are complete with a third hole in progress. Results to date confirm the extension of the mineralized quartz veins at depth (Main zone and subsidiary zones). Preliminary results are as follows:

  Hole KZ-16-01: 58.09 g/t gold over 1.10 metres (core length, subsidiary vein, about 270 metres below the bottom of the ramp)

  Hole KZ-16-02: 1.93 g/t gold over 13.02 metres (core length, Main vein, about 200 metres below the bottom of the ramp).

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“We continue to be very pleased with the exploration results to date, particularly from the deep directional drilling program, which continues to report high-grade intercepts, including 20.38 g/t gold over 2.31 metres and 8.70 g/t gold over 11.93 metres, and an impressive hit ratio. The continuity of the mineralization at depth strengthens our confidence for additional resources below 1,000 metres The drilling results to the east, including 31.19 g/t over 3.43 g/t and 23.11 g/t over 3.54 metres, also confirm the potential to define new resources laterally, within the extension of the main Island Gold deposit.” stated Daniel Adam, Vice-President, Exploration.

Qualified Persons
The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont’s Vice-President, Exploration a Qualified Person as defined by NI 43-101.

Quality Control
Assays for the exploration drilling were done at LabExpert in Rouyn-Noranda. Mineralized zones samples will be resent for verification in an accredited laboratory. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance.

About Island Gold
The Island Gold mine is located in an area of northeastern Ontario that is underexplored within the context of Canada’s long mining history. However, within a 15 km radius of the current operations are four past producing mines, three of which occur within the same regional Goudreau shear zone that hosts the Island Gold mine. This underexplored region with proven favourable geology, a lack of regional exploration data at depth and the success we have had in establishing the significant million ounce high-grade resource below our Island Gold Mine, are all evidence of very promising, yet untested potential on the Island Gold land package.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

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For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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Selected Drill Results (true widths unless otherwise indicated and high grade capped at 95 g/t Au)

NEAR-MINE LATERAL EXPLORATION PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-531-29	315	253.80	255.58	1.13	0.25	0.25	C	798
620-531-31	270	240.70	245.83	3.54	23.11	22.61	X	778
620-543-13	186	145.00	147.92	2.83	3.14	3.14	E1E	614
620-543-18	147	116.00	120.00	3.81	0.97	0.97	E1E	568
620-543-24	210	168.44	172.20	3.49	6.47	6.47	E1E	663
620-543-25	252	152.37	155.75	3.26	8.77	8.77	E1E	640
620-543-26	150	129.13	131.85	2.71	4.55	4.55	E1E	600
620-543-27	165	129.15	131.44	2.24	8.74	8.74	E1E	592
620-543-28	165	140.14	145.70	5.23	0.50	0.50	E1E	598
620-543-29	261	220.50	223.53	2.34	7.81	7.81	E1E	738
	including	221.00	221.50	0.39	41.35	41.35
620-543-30	300	227.30	230.60	2.31	30.23	9.85	E1E	756
	including	228.27	228.60	0.23	298.87	95.00
620-543-31	300	232.20	235.20	2.20	3.48	3.48	E1E	743
620-550-11	165	128.46	132.92	3.51	3.37	3.37	E1E	541
DEEP DIRECTIONAL DRILLING PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)

MH1-1	1445	1277.90	1281.72	2.31	36.69	20.38	C	1110
	including	1277.90	1278.35	0.27	60.89	60.89
MH2-1	1428	1213.40	1221.15	5.89	2.10	2.10	E1E	1021
MH3-2	1467	1310.76	1329.60	11.93	28.75	8.70	E1E	1184
	including	1310.76	1311.17	0.26	1016.27	95.00
	including	1325.48	1325.78	0.19	88.00	88.00
EASTERN LATERAL EXPLORATION PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)

GD-620-01	885	845.14	846.77	-	8.37	8.37	X	753
GD-630-01	1053	756.10	762.08	3.43	57.43	31.19	E1E	698
	including	758.55	759.06	0.29	152.20	95.00
	including	761.20	762.08	0.50	240.19	95.00
GD-630-02	823	723.00	723.95	0.60	11.90	11.90	E1E	640

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SURFACE EXPLORATION PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	Core length (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)

KZ-16-01	817	607.00	608.10	1.10	58.09	58.09	X	540
KZ-16-02	918	516.40	529.42	13.02	1.93	1.93	Main	480

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